UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission File Number 2-93530

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE
COMPANY
401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

B.

Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES
One Federal Street, Building 111-4
Springfield, Massachusetts 01105

Financial Statements

The following financial statements are filed as part of this annual report:

(a)

Financial Statements

1.

Financial statements of Northeast Utilities Service Company 401k Plan as of December 31, 2009 and 2008 and the fiscal years ended December 31, 2009 and 2008, including the reports of Fiondella, Milone & LaSaracina LLP with respect thereto.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY 401k PLAN

Date: June 28, 2010	By:	/s/ JEAN M. LAVECCHIA
Jean M. LaVecchia
Vice President - Human Resources
Northeast Utilities Service Company

EXHIBIT INDEX

23

Consent of Fiondella, Milone & LaSaracina LLP

Financial Statements and Supplemental Schedule

Northeast Utilities Service Company 401k Plan

Years ended December 31, 2009 and 2008

with Report of Independent Registered

Public Accounting Firm

Northeast Utilities Service Company 401k Plan

Financial Statements and Supplemental Schedule

Contents

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of

Northeast Utilities Service Company 401k Plan

We have audited the accompanying statements of net assets available for benefits of the Northeast Utilities Service Company 401k Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

By:  /s/ Fiondella, Milone & LaSaracina LLP

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut

June 28, 2010

Northeast Utilities Service Company 401k Plan

Statements of Net Assets Available for Benefits

	2009	2008
Assets
Investments, at fair value:
Registered investment companies	$ 448,527,200	$ 321,697,020
Investment contracts held by insurance company	527,759,033	458,100,014
Wrapper contract	3,711,700	1,669,711
ESOP allocated Northeast Utilities common shares	123,826,142	110,764,501
ESOP unallocated Northeast Utilities common shares	3,037,495	16,033,536
Northeast Utilities Common Shares Fund	29,425,954	28,244,139
Loans receivable	12,673,240	11,015,122
Investments held by Brokerage Link	6,770,450	5,049,968
Intermediate Bond Fund	7,634,916	4,725,486
Cash and cash equivalents	3,081,585	2,893,235
Total investments	1,166,447,715	960,192,732

Receivables:
Employee contributions receivable	688,750	502,165
Employer contributions receivable	234,394	161,717
Receivable from Northeast Utilities	6,148,189	6,026,254
Total receivables	7,071,333	6,690,136

Total assets	1,173,519,048	966,882,868

Liabilities:
Notes payable to Northeast Utilities	8,298,880	18,116,315
Net assets available for benefits at fair value	1,165,220,168	948,766,553
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(37,019,430)	11,742,549
Net assets available for benefits	$ 1,128,200,738	$ 960,509,102

See accompanying notes

Northeast Utilities Service Company 401k Plan

Statements of Changes in Net Assets Available for Benefits

	2009	2008
Additions:
Employee contributions (including rollover contributions)	$ 44,992,023	$ 45,206,186
Employer contributions	6,749,786	5,662,540
Employer contributions - ESOP	6,148,189	6,026,254
Total contributions	57,889,998	56,894,980

Net appreciation in the fair value of investments	120,867,945	-
Interest and dividend income	36,273,438	47,865,289
Total additions	215,031,381	104,760,269

Deductions:
Net depreciation in the fair value of investments	-	(313,069,103)
Distributions to participants	(46,223,553)	(67,900,939)
Interest expense	(1,032,521)	(1,778,011)
Administrative expenses	(83,671)	(60,502)
Total deductions	(47,339,745)	(382,808,555)
Net increase (decrease)	167,691,636	(278,048,286)

Net assets available for benefits, beginning of year	960,509,102	1,238,557,388

Net assets available for benefits, end of year	$ 1,128,200,738	$ 960,509,102

See accompanying notes

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements

1.

Plan Description

The following is a general description of the Northeast Utilities Service Company 401k Plan (the Plan).  Participants should refer to the Plan document for a more complete description.

General

Northeast Utilities Service Company (NUSCO), on its behalf and that of other participating subsidiaries of Northeast Utilities (NU) (together, the Company), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save for their retirement on a regular and long-term basis.  Effective January 1, 2009 and 2008, the Plan was amended and restated (see Note 10).  The Plan is a defined contribution plan that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code (IRC) with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in NU common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan.  The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity mutual funds, NU common shares, to the extent so invested, and may roll over all or a portion of their Plan balances into an IRA or other accepting employer qualified plan and may receive distributions in cash through in-service withdrawals of certain amounts.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan for which a matching contribution is provided in NU common shares and cash (see Contributions).  The allocation of NU common shares to the ESOP portion of a participant’s account occurs following payments on the ESOP loans (see Note 8), which results in the release of shares from the ESOP suspense account.  All contributions are made to the Fidelity Management Trust Company, as trustee and Plan recordkeeper (Trustee).  Except for amounts used to make payments on the ESOP loans, contributions are invested according to individual employee direction.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

General (continued)

Investment options available as of December 31, 2009 were as follows:

1.

NU common shares (NU Common Shares Fund)

2.

A fixed income option with State Street Bank and Trust Company

3.

Fidelity Growth Company Fund

4.

Fidelity Magellan Fund

5.

Fidelity Spartan 500 Index Fund

6.

Fidelity Low-Priced Stock Fund

7.

Fidelity Mid-Cap Stock Fund

8.

Fidelity Freedom Income Fund

9.

Fidelity Freedom 2000 Fund

10.

Fidelity Freedom 2010 Fund

11.

Fidelity Freedom 2020 Fund

12.

Fidelity Freedom 2030 Fund

13.

Fidelity Freedom 2040 Fund

14.

Fidelity International Discovery Fund

15.

A self-directed Brokerage Link account

16.

Frank Russell Global Balanced Fund

17.

Frank Russell Small Cap Fund

18.

Morgan Stanley International Equity Fund

19.

Morgan Stanley Emerging Markets Portfolio

20.

Lord Abbett Developing Growth Fund

21.

Lord Abbett Mid-Cap Value Fund

22.

Hartford Dividend and Growth HLS Fund

23.

Pyramis Global and PIMCO Intermediate Bond Fund

In addition to NUSCO, the plan sponsor, active participating companies of the Plan (the Employers) as of December 31, 2009 were as follows:

1.

The Connecticut Light and Power Company (CL&P)

2.

Public Service Company of New Hampshire

3.

Western Massachusetts Electric Company

4.

Yankee Gas Services Company

5.

Select Energy, Inc.

6.

E.S. Boulos Company

7.

Northeast Generation Services Company

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

ESOP Trust

Effective on March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares.  The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds from a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 8).  Two-thirds of the employer matching contributions are allocated to participant accounts in ESOP shares in lieu of employer matching contributions in cash.  Payments on the loans from NU, which permit the allocation of such shares, are made based upon a formula as defined within the applicable note agreements.  Before 2007, unless at least 55 years of age with at least 5 years of Plan service, participants could not direct the reinvestment of these shares except as required to meet IRC requirements or for purposes of an in-service withdrawal.  As of January 1, 2007, in place of the age 55 years and 5 years of Plan service requirements, participants with at least 3 years of vested service (regardless of age) may direct the reinvestment of ESOP shares to other Plan investments.

TRAESOP/PAYSOP

On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan (TRAESOP) and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan (PAYSOP), which were two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares in the open market for the accounts of participants under the Plan.  As dividends are used to make payments on either of the ESOP loans, ESOP shares are released for allocation to participants’ accounts.  Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.  The dividends received on the unallocated ESOP shares are used to pay the principal and/or interest on the loan from NU.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Contributions

Employee and Matching Contributions:  Under the Plan, active participants may contribute up to 25 percent of annual pre-tax compensation, as defined in the Plan document.  In addition, the participant may elect to make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 25 percent of pre-tax compensation.  Pre-tax and after-tax contributions are subject to certain limitations.  Beginning in 2006, non-bargaining and certain bargaining unit employees are able to make Roth 401(k) after-tax contributions to the Plan.  Also beginning in 2006, non-bargaining unit employees hired after December 31, 2005, and certain bargaining unit employees, who have not enrolled in the Plan or who have not elected a zero contribution rate within 60 days from their date of hire, automatically are enrolled in the Plan at a contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time.

The pre-tax and after-tax contributions are invested by the Trustee, as directed by each participant, in one or more investment funds, including the NU Common Shares Fund.  The Company matches 100 percent of the first 3 percent of a participant’s plan compensation contributed on a pre-tax (or Roth 401(k)) basis for each non-bargaining and bargaining unit employee, as applicable, with at least six months of service while employees with less than six months of service receive no company match.  The Company’s match is comprised of one-third cash and two-thirds allocated ESOP shares.  For 2009, the maximum pre-tax/Roth 401(k) combined employee contribution is the lesser of $16,500 or 25 percent of a participant’s plan compensation.  For individuals who are age 50 or older during the 2009 calendar year who have made the maximum allowable contribution of $16,500, a catch-up contribution of an additional $5,500 could be made.

K-Vantage Contributions:  Effective on January 1, 2006, the Plan was amended and restated to provide an enhanced defined contribution feature (called K-Vantage) for non-bargaining unit employees hired (and certain rehired) after December 31, 2005 and certain bargaining unit employees effective January 1, 2007 or later dates, as subject to applicable bargaining agreements.  Employees hired before January 1, 2006 who elected to participate in K-Vantage instead of continuing active participation in the NUSCO Retirement Plan became eligible for K-Vantage contributions on January 1, 2007.  The same election was provided to bargaining unit employees under the terms of applicable bargaining agreements.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Contributions (continued)

K-Vantage Contributions (continued): The K-Vantage contribution to the Plan, made on a payroll basis, is age and service based and is the amount of the participant’s applicable Plan compensation, as defined by the Plan agreement, multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 years or more but less than 60 years	4.5% of Plan compensation
60 years or more	6.5% of Plan compensation

Vesting

A participant is fully vested in his or her own contributions immediately upon making the contribution.  Participants are also immediately vested in employer matching contributions plus actual earnings thereon.

Participants who are eligible for K-Vantage vest in K-Vantage contributions plus actual earnings thereon after 3 years of service, or 5 years of service if the participant does not have service on or after January 1, 2007.  Upon a termination of the Plan, death or disability of the participant, or upon the complete discontinuance of K-Vantage contributions under the Plan, all affected participants will become vested in these contributions in their accounts.

Forfeitures

As of December 31, 2009 and 2008, investments in the fixed income option include $196,136 and $74,328, respectively, of forfeitures that may be used to offset future Company contributions to the Plan.  These forfeitures resulted from participants who left the Plan prior to the April 1, 2000 amendment that eliminated a vesting requirement and from participants who left the Plan prior to being vested in the new K-Vantage feature (see Vesting above for further detail).

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

1.

Plan Description (continued)

Benefits

Following termination or retirement, the participant has several options:  participants may defer receipt of any balances in their account up to the time they attain age 70 ½ if their account balance is greater than $1,000 (see Note 10); they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; or they can request a lump sum disbursement.  Participants who have terminated employment may also take partial distributions.  In-service withdrawals and loans are permitted if certain criteria are met.

The Plan had no participant benefits payable as of December 31, 2009 or 2008.

Participant Accounts

Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income according to the participant’s investment of his or her own account.  Allocations of income are determined at the participant account level.

Participant Loans

Subject to certain limitations, participants may apply for loans from their non-ESOP/non K-Vantage account balances.  Interest on the loan is set at the prime rate plus 1 percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 15 years (for a primary residence loan).

2.

Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  The following is a summary of the significant accounting policies used:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Plan Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investments

The investments in NU common shares and the self-directed Brokerage Link account are carried at fair value based on the closing market price on the New York Stock Exchange.  Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the NU Common Shares Fund were $40.83 and $38.10 as of December 31, 2009 and 2008, respectively.  The fair value of shares held in investments at registered investment companies and the Intermediate Bond Fund are based on the closing market price as of December 31, 2009 and 2008.

The contract with State Street Bank and Trust Company is presented in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans (ASC 962), which discusses the accounting treatment for fully benefit-responsive investment contracts. As described in ASC 962, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 962, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The accompanying statements of changes in net assets available for benefits present the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Investments (continued)

The Plan invests in various securities including mutual funds, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments

On January 1, 2008, the Plan adopted FASB ASC 820, Fair Value Measurement and Disclosures (ASC 820), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements. As a result of adopting ASC 820, the Plan recorded an increase in fair value of $1.2 million related to the synthetic investment contract, or wrapper contract, described below.

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the plan’s own credit risk.

In addition to defining fair value, ASC 820 expands the disclosure requirements regarding fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

2.

Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Effective on April 30, 1996, the Plan replaced the group annuity contracts that had constituted the fixed income fund with a managed synthetic investment contract, or "wrapper" contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996 and transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014) is comprised of a mixture of government and non-government bonds, managed to the Barclays Capital Aggregate Bond Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer. The wrapper is fully benefit-responsive and provides that participants can, and must, execute plan transactions at contract value, and insures the underlying assets at contract value.

As of December 31, 2009 and 2008, the wrapper contract had a fair value of $3.7 million and $1.7 million, respectively. The fair value of the underlying assets as of December 31, 2009 and 2008 were $527.8 million and $458.1 million, respectively. There are no reserves against contract value for credit risk of the contract issuance or otherwise. These assets are managed by PIMCO and Pyramis Global Advisors and had a contract value as of December 31, 2009 and 2008, of $494.5 million and $471.5 million, respectively.

The fixed income fund produced an average yield and crediting interest rate of 5.00 and 6.00 percent for the years ended December 31, 2009 and 2008, respectively. The crediting interest rate is determined semi-annually by State Street Bank and Trust Company based on current market yields at the time the rate is determined, adjusted for previous gains or losses of the fund. Management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. State Street Bank and Trust Company may not terminate the contract at any amount less than contract value.

The fair value of the notes payable as of December 31, 2009 and 2008 was $9.3 million and $20.9 million, respectively.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

3.

Investments

The fair value of individual investments representing 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, were as follows:

	2009	2008

State Street Bank and Trust Company Contract; 102014	$ 527,759,033	$ 458,100,014
NU common shares (including the NU Common Shares Fund)	156,289,591	155,042,176
Fidelity Growth Company Fund	98,477,602	71,848,832

For the years ended December 31, 2009 and 2008, the Plan’s investments appreciated (depreciated) in fair value as follows:

	2009	2008

NU common shares (including the NU Common Shares Fund)	$ 5,572,294	$ (50,146,591)
Brokerage Link	2,572,478	(2,907,753)
Mutual funds	110,633,783	(262,480,041)
Intermediate bond fund	2,089,390	2,465,282
	$ 120,867,945	$ (313,069,103)

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements

The following table summarizes the fair values and levels within the fair value hierarchy as of December 31:

Description	Level 1	Level 2	Level 3	Total
2009 Investments
Registered investment companies	$428,826,084	$ 19,701,116	$ -	$ 448,527,200
Investment contracts	-	527,759,033	-	527,759,033
Wrapper contract	-	-	3,711,700	3,711,700
NU common shares	126,863,637	-	-	126,863,637
NU common shares fund	-	29,425,954	-	29,425,954
Loans receivable	-	-	12,673,240	12,673,240
Investment held by Brokerage Link	6,687,396	83,054	-	6,770,450
Intermediate bond fund	-	7,634,916	-	7,634,916
Cash and cash equivalents	3,081,585	-	-	3,081,585
Total investments	$5 565,458,702	$584,604,073	$ 16,384,940	$ 1,166,447,715

2008 Investments
Registered investment companies	$306,819,237	$ 14,877,783	$ -	$ 321,697,020
Investment contracts	-	458,100,014	-	458,100,014
Wrapper contract	-	-	1,669,711	1,669,711
NU common shares	126,798,037	-	-	126,798,037
NU common shares fund	-	28,244,139	-	28,244,139
Loans receivable	-	-	11,015,122	11,015,122
Investment held by Brokerage Link	4,936,476	113,492	-	5,049,968
Intermediate bond fund	-	4,725,486	-	4,725,486
Cash and cash equivalents	2,893,235	-	-	2,893,235
Total investments	$4 441,446,985	$506,060,914	$ 12,684,833	$ 960,192,732

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

4.

Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009:

	Beginning Fair Value	Change in Fair Value	Issuances, Repayments and Settlements, Net	Ending Fair Value
Wrapper contract	$ 1,669,711	$ 677,349	$ 1,364,640	$ 3,711,700
Loans receivable	11,015,122	-	1,658,118	12,673,240
Total	$ 12,684,833	$ 677,349	$ 3,022,758	$ 16,384,940

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008:

	Beginning Fair Value	Change in Fair Value	Issuances, Repayments and Settlements, Net	Ending Fair Value
Wrapper contract (1)	$ 1,181,360	$ 782,721	$ (294,370)	$ 1,669,711
Loans receivable	10,754,690	-	260,432	11,015,122
Total	$ 11,936,050	$ 782,721	$ (33,938)	$ 12,684,833

(1)  Amounts as of January 1, 2008 reflect fair values after initial adoption of ASC 820. As a result of implementing ASC 820, the Plan recorded an increase of $1.2 million to the fair value of the wrapper contract with a corresponding offset to the adjustments from fair value to contract value for fully benefit-responsive investment contracts.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

5.

Termination Provision

Although the Company intends to continue the Plan and its contributions to the trust, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  Upon termination of the Plan or complete discontinuance of contributions hereunder, all affected participants shall become vested in their accounts.  In addition, the Plan recordkeeper shall make a final allocation of Company matching contributions and net earnings/(losses) to the participants after payments of all outstanding claims against the Plan have been made.  Thereafter, the participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

6.

Administrative Expenses

The Company pays for all expenses incurred in the administration of the Plan with the exception of:

•

Loan initiation fees and fees associated with the Brokerage Link investment option.  These fees are paid by the participants.

•

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan.

For the years ended December 31, 2009 and 2008, the Company paid $167,167 and $365,011 of administrative expenses on behalf of the Plan.

7.

Tax Status

The IRS has determined and informed the Company by a letter dated October 7, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  On December 19, 2007, the Board of Directors of NUSCO approved an amendment and restatement of the Plan effective January 1, 2008.  On January 30, 2008, the Company submitted the amended and restated Plan provisions to the IRS on Form 5300 requesting a new determination letter for the Plan.  Pending a response from the IRS, the Plan administrator, the Vice President - Human Resources of NUSCO, and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

8.

Notes Payable

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements.  The notes accrue interest at a rate per annum of 8.58 percent and 8.38 percent, respectively, on the outstanding principal amounts.  The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan.  The notes have maturity dates of December 1, 2011 and March 1, 2012, respectively.  The Plan makes principal and interest payments on the ESOP notes based on the number of ESOP shares which are allocated to employees.  Total principal payments made from the Plan amounted to $9.8 million and $6.9 million in 2009 and 2008, respectively.  As of December 31, 2009, the estimated future principal payments under these note agreements are as follows (millions of dollars):

	2010	2011	2012	2013	Total
ESOP I	$ 5.6	$ 0.8	$ 0.7	$ -	$ 7.1
ESOP II	0.5	0.3	0.3	0.1	1.2
Total	$ 6.1	$ 1.1	$ 1.0	$ 0.1	$ 8.3

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares are released from the pledge as they are allocated to Plan participants’ accounts.  For the years ended December 31, 2009 and 2008, total ESOP I shares allocated were 437,728 and 328,721, respectively.  For the years ended December 31, 2009 and 2008, total ESOP II shares allocated were 110,892 and 140,880, respectively.

9.

Exempt Party-In-Interest

For the years ended December 31, 2009 and 2008, the Plan had investments in 6,040,358 and 6,442,041 common shares of NU (including the NU Common Shares Fund), respectively, with a cost basis of $125.3 million and $133.6 million, respectively. For the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $5.9 million and $5.4 million, respectively.

Certain Plan investments are shares of mutual funds managed by the Trustee.  Therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $83,671 and $60,502 for the years ended December 31, 2009 and 2008, respectively.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

9.

Exempt Party-In-Interest (continued)

The Plan made interest payments to NU on the ESOP I note totaling $0.8 million and $1.4 million for the years ended December 31, 2009 and 2008, respectively.  Interest payments to NU on the ESOP II note totaled $0.2 million and $0.4 million for the years ended December 31, 2009 and 2008, respectively.

10.

Plan Amendments

Effective January 1, 2008, the Plan was amended and restated for the purpose of applying to the Internal Revenue Service for a new determination letter with respect to the qualified status of the Plan and the tax-exempt status of the related trust. The restated Plan reflected an amendment providing that, effective after December 20, 2007, a participant’s Roth 401(k) contributions to the Plan are eligible for matching contributions provided the participant has completed six months of service.  The participant’s Roth 401(k) contributions will be aggregated with his or her pre-tax contributions in limiting the total matching contribution to 3% of the participant’s eligible compensation. The restated Plan also reflected an amendment providing, effective January 1, 2008, for the diversification of the ESOP or PAYSOP/TRAESOP Account of any participant who is a former employee, an alternate payee or a beneficiary of a former employee who holds less than one share of Northeast Utilities common shares in those subaccounts.

Effective January 1, 2009, the Plan suspended minimum required distributions (RMDs) as permitted under the Worker, Retiree, and Employer Recovery Act (the Act) of 2008. The Act suspended RMDs to allow workers anticipating RMDs not to take such distributions from retirement assets depleted from the market downturn in 2008. RMDs will recommence in 2010.

11.

Legal Matters

On September 9, 2004, two former employees of a vendor to CL&P, a participating company in the Plan, commenced a putative class action lawsuit in federal court on behalf of themselves and certain other allegedly similarly-situated vendors.  The plaintiffs alleged that, although they were employees of a vendor to CL&P, they were entitled to be treated as employees of CL&P and, thus, sought participation in various Company-sponsored benefit plans, including the Plan, retroactive to 1990.  In late 2007, CL&P settled the matter in principle, which did not have an impact on the Plan.  The lawsuit was withdrawn in early 2008.

Northeast Utilities Service Company 401k Plan

Notes to Financial Statements (continued)

12.

Subsequent Events

Effective March 31, 2010, the Plan was amended to provide that, upon the complete repayment of the two ESOP loans (see Note 8), and the complete allocation of NU common shares purchased with the proceeds of those loans to participant accounts, future allocations of NU common shares required under the terms of the Plan would be satisfied by the allocation of NU treasury shares or from the purchase and allocation of NU common shares purchased on the open market.  ESOP shares purchased with the proceeds of the two ESOP loans became fully allocated as of March 31, 2010.

The Plan was also amended to provide participants a choice, beginning with dividends paid by NU after March 31, 2010 on its common shares, to make an election to receive the dividend in a cash distribution outside the Plan instead of allowing an automatic reinvestment of the dividend within the plan in additional NU common shares of value equal to the dividend. Effective June 1, 2010, the NU Common Shares Fund, which is a unitized employer stock fund available for participant investment, was moved to the ESOP portion of the plan.  Effective for dividends paid on NU common shares in the NU Common Shares Fund after June 1, 2010, participants who have any vested portion of their plan investment in the NU Common Shares Fund (other than in the K-Vantage source account) can elect to receive dividends on the underlying NU Common Shares within the fund in a cash distribution outside the plan, or allow the dividend to be automatically reinvested to purchase additional units within the fund.

Supplemental Schedule

Northeast Utilities Service Company 401k Plan

Form 5500, Schedule H, Part IV, Line 4(i) –

Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Northeast Utilities	NU Common Shares (Including the NU Common Shares Fund), $5 par value	$ 125,325,845	$ 156,289,591
	State Street	Investment Contracts	494,439,316	527,759,033
	State Street	Wrapper Contract	-	3,711,700
*	Fidelity	Growth Company Fund	82,547,660	98,477,602
*	Fidelity	Magellan Fund	73,397,885	53,830,717
*	Fidelity	Spartan 500 Index Fund	41,496,313	43,010,852
*	Fidelity	Low-Priced Stock Fund	16,560,528	15,848,292
*	Fidelity	Mid-Cap Stock Fund	15,746,920	15,245,999
*	Fidelity	International Discovery Fund	17,353,635	15,241,757
*	Fidelity	Freedom Income Fund	1,875,679	1,904,705
*	Fidelity	Freedom 2000 Fund	1,788,748	1,838,799
*	Fidelity	Freedom 2010 Fund	17,990,974	18,905,686
*	Fidelity	Freedom 2020 Fund	43,258,112	46,543,333
*	Fidelity	Freedom 2030 Fund	21,793,340	23,185,177
*	Fidelity	Freedom 2040 Fund	8,551,105	8,691,245
	Morgan Stanley	Emerging Markets Portfolio	30,678,646	28,100,404
	Morgan Stanley	International Equity Fund	35,320,728	26,906,829
	Frank Russell	Global Balanced Fund	12,335,079	15,232,229
	Hartford	Dividend and Growth HLS Fund	15,056,447	13,907,949
	Lord Abbett	Mid-Cap Value Fund	12,340,252	8,866,828
	Lord Abbett	Developing Growth Fund	8,337,615	8,319,910
	Pyramis Global and PIMCO	Intermediate Bond Fund	6,880,198	7,634,916
	Frank Russell	Small Cap Fund	4,555,870	4,468,887
*	Plan Participants	Brokerage Link	7,505,506	6,770,450
*	Plan Participants	Loans to Participants **	12,673,240	12,673,240
*	Northeast Utilities	Cash and Cash Equivalents	3,081,585	3,081,585
			$ 1,110,891,226	$ 1,166,447,715

*

Indicates party-in-interest

**

The participant loans have interest rates ranging from 4.25 percent to 10.50 percent with maturity dates ranging from January 1, 2010 to November 2, 2024.